Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (Form S-8) dated on or about September 5, 2007 of IndyMac Bancorp, Inc. for the registration of 5,000,000 shares of common stock and $100,000,000 of deferred compensation obligations under the IndyMac Bank, F.S.B. Deferred Compensation Plan, as Amended and Restated, of our reports dated February 26, 2007 with respect to: (1) the consolidated financial statements of IndyMac Bancorp, Inc., and (2) management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of IndyMac Bancorp, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Los Angeles, California
August 30, 2007